Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*
____________________________________________________________
___________
(Name of Issuer) Woodhead Industries, Inc.
____________________________________________________________
___________
(Title of Class of Securities) Common Stock
____________________________________________________________
___________
(CUSIP Number) 979438108
____________________________________________________________
___________
(Date of Event Which Requires Filing of this Statement)
Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the
Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 979438108

 (1) Names of reporting persons...Bankmont Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
51-0275712
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-----------

 (2) Check the appropriate box if a member of a group
      (a)
      (b)  x

(3) SEC use
only.....................................................
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(4) Citizenship or place of
organization.............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting
power.......0.....................................

  (6) Shared voting
power.....600,000................................

  (7) Sole dispositive
power....0....................................

  (8) Shared dispositive
power....600,000............................
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-----------
(9) Aggregate amount beneficially owned by each reporting
person.....
600,000
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-----------
 (10) Check if the aggregate amount in Row (9) excludes
certain shares
 (see
instructions)...............................................
 ...
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(11) Percent of class represented by amount in Row
(9).5.4%..........
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(12) Type of reporting person (see
instructions)...HC................
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Page--of--Pages---------------------------------------------
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Item 1(a) Name of issuer:  Woodhead Industries, Inc.

Item 1(b) Address of issuer's principal executive offices:
Three Parkway North
Suite 550
Deerfield, IL 60015

    2(a) Name of person filing:  Bankmont Financial Corp
____________________________________________________________
___________
    2(b) Address or principal business office or, if none,
residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
____________________________________________________________
___________
    2(c) Citizenship:  A Delaware Corporation
____________________________________________________________
___________
    2(d) Title of class of securities:  Common Stock
____________________________________________________________
___________
    2(e) CUSIP No.:  979438108
____________________________________________________________
___________

Item 3. If this statement is filed pursuant to Secs. 240.13d-
1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec.
240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section
3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-
1(b)(1)(ii)(J).

Item 4. Ownership

1.
    (a) Amount beneficially owned:   600,000  .
    (b) Percent of class:     5.4%    .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote      0
 .
    (ii) Shared power to vote or to direct the vote
600,000  .
    (iii) Sole power to dispose or to direct the disposition
of
    0     .
    (iv) Shared power to dispose or to direct the disposition of
  600,000  .

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [
].

Item 6. Ownership of More than 5 Percent on Behalf of
Another
Person.
See Exhibit 2

    Item 7. Identification and Classification of the
Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.
Bankmont Financial Corp., a Parent Holding Company,
Filing on behalf of the following subsidiaries:

Harris Bankcorp, Inc., a Parent Holding Company
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

Harris Trust and Savings Bank, a bank
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the
Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
 Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999.

BANKMONT FINANCIAL CORP.

BY: (Alan G. McNally)        Alan G. McNally
        President


SCHEDULE 13G
Exhibit 1

Harris Trust and Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc., which is a wholly-owned subsidiary of Bankmont Financial Corp., which is a wholly-owned subsidiary of Bank of Montreal. Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of
Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Dated:  February 12, 1999

BANK OF MONTREAL

BY:  (Velma J. Jones)
          Velma J. Jones
          Secretary


HARRIS BANKCORP, INC.

BY:  (Thomas R. Sizer)
          Thomas R. Sizer
          Secretary


HARRIS TRUST AND SAVINGS BANK

BY:  (Thomas R. Sizer)
          Thomas R. Sizer
          Secretary


SCHEDULE 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial
Corporation, its parent company, Bank of Montreal, Bankmont
Financial Corporation's wholly-owned subsidiary Harris
Bankcorp, Inc., Harris Bankcorp, Inc.'s wholly-owned subsidiary Harris Trust and Savings Bank which is a co-trustee with Ward M. Woodhead of the Daniel Woodhead Trust for the benefit of Ellen Mueller which holds 600,000 shares of Woodhead Industries Company common stock. Ellen Mueller is the sole beneficiary of the trust and as such receives the benefit of, and has the right to direct the receipt of, dividends of the class of security reported.

Bank of Montreal, Bankmont Financial Corp., Harris Bankcorp,
Inc. and Harris Trust and Savings Bank expressly disclaim the existence of a group for purposes other than this filing.